UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Shika Dam

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

82451L 105

(CUSIP Number)

Jehu Hand, Esq.

Hand & Hand

34145 Pacific Coast Highway, Suite 379

Dana Point, California 92629

(949) 489-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82451L 105

1	NAME OF REPORTING PERSON Jackson Clearing Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 714,981
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 714,981
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 82451L 105

1	NAME OF REPORTING PERSON Jehu Hand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000
	8	SHARED VOTING POWER 714,981(1)
	9	SOLE DISPOSITIVE POWER 150,000
	10	SHARED DISPOSITIVE POWER 714,981 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,981 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.8%
14	TYPE OF REPORTING PERSON IN

__________

(1) Includes 714,981 shares held by Jackson Clearing Corporation, which is wholly owned by Jehu Hand.

 CUSIP NO. 82451L 105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $.0001 per share (the “Shares”), of Shika Dam, a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 275 Palm Beach Drive, PO Box 203, Jolly Harbor, St. Mary’s, Antigua WI.

Item 2.	Identity and Background.

(a)           This statement is filed by Jackson Clearing Corporation, a US Virgin Islands corporation (“Jackson”) and Jehu Hand. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Jehu Hand is the chief executive and financial officer of Shika Dam.

Jehu Hand is the sole shareholder, director,  and executive officer of Jackson. Jehu Hand may be deemed to beneficially own the Shares directly beneficially owned by Jackson.

(b)           The address of the principal office of each of the Reporting Persons is 275 Palm Beach Drive, PO Box 203, Jolly Harbor, St. Mary’s, Antigua WI.

(c)          Jackson Clearing Corporation is a private company engaged in investing and financial consulting. Jehu Hand is a securities attorney doing business under the name Hand & Hand, and is also the Chief Executive and Chief Financial Officer of the Issuer, engaged in extreme sailing adventures in Antigua.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Jackson  is organized under the laws of the US Virgin Islands. Jehu Hand is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer owned by Jackson were acquired with personal funds of Jehu Hand, for aggregate consideration of $326,328. The securities owned by Jehu Hand were issued for legal services of $10,000 and shipwright services of $5,000 rendered in the September 30, 2015 quarter to the Issuer.

CUSIP NO. 82451L 105

Item 4.	Purpose of Transaction.

Jehu Hand is the founder of the Issuer and received his shares and those owned through Jackson in order to provide the Issuer with an operating business.   Except in Mr. Hand’s capacity as a director and executive officer of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer from the Issuer or  on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 1,156,087 shares outstanding as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Form 10 filed by the Issuer with the Securities and Exchange Commission on September 30, 2015 (781,087), plus additional shares issued since June 30, 2015 (including the 150,000 owned directly by Jehu Hand).

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Jackson may be deemed to share with Jehu Hand the power to vote and dispose of the Shares directly beneficially owned by Jackson.

(c)           There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days, other than the issuance of the 150,000 shares to Jehu Hand for services to the Issuer.

 (d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 82451L 105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2015

JACKSON CLEARING CORPORATION

By:	/s/ Jehu Hand
	Name:	Jehu Hand
	Title:	President

/s/ Jehu Hand
Jehu Hand